Exhibit 99.1

BIOBLAST PHARMA ANNOUNCES PRICING OF $6.7 MILLION REGISTERED DIRECT OFFERING

New Haven, CT – March 17, 2016 – BioBlast Pharma Ltd. (Nasdaq: ORPN) (the "Company" or "ORPN") announced that it has entered into definitive securities purchase agreements with two healthcare focused institutional investors providing for the issuance of approximately 2.16 million ordinary shares at a purchase price per share of $3.10 in a registered direct offering and warrants to purchase up to approximately 1.08 million ordinary shares with an exercise price of $4.50 with gross proceeds of approximately $6.7 million. The warrants are initially exercisable six months following issuance and have a term of five and one-half years following issuance.

Roth Capital Partners and Rodman & Renshaw, a unit of H.C. Wainwright & Co., acted as the exclusive placement agents for this transaction.

The closing of the sale of the securities is expected to take place on or about March 22, 2016, subject to satisfaction of customary closing conditions.

The ordinary shares described above were offered pursuant to a shelf registration statement (File No. 333-206032), which was declared effective by the United States Securities and Exchange Commission ("SEC") on August 12, 2015. The warrants described above were offered in a private placement under Section 4(a)(2) under the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ordinary shares issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. When filed with the SEC, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained at the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and accompanying prospectus relating to the offering may also be obtained from Roth Capital Partners by contacting rothecm@roth.com or Rodman & Renshaw, a unit of H.C. Wainwright & Co., by contacting placements@hcwco.com.

About Bioblast Pharma Ltd.

BioBlast Pharma is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases. The Company has a portfolio of product candidates with the potential to address unmet medical needs for incurable diseases. The BioBlast platforms are based on a deep understanding of disease-causing biological processes, and potentially offer solutions for several diseases that share the same biological pathology. BioBlast was founded in 2012 and is traded on the NASDAQ under the symbol “ORPN”. For more information, please visit the Company’s website, www.bioblast-pharma.com, the content of which is not incorporated herein by reference.

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Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, forward-looking statements include statements regarding the Company’s offering and its anticipated closing date, potential uses of its product candidates for various indications, building a diverse portfolio of product candidates with the potential to address unmet medical needs for incurable diseases, or that the Company’s platforms potentially offer solutions for several diseases that share the same biological pathology. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or those historic results referred to in this press release would not be interpreted differently in light of additional research and clinical and preclinical trial results. Because such statements deal with future events and are based on BioBlast Pharma Ltd.’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of BioBlast Pharma could differ materially from those described in or implied by the statements in this press release, including those discussed under the heading “Risk Factors” in BioBlast Pharma’s Annual Report on Form 20-F filed with the SEC on March 31, 2015, and in any subsequent filings with the SEC. Except as otherwise required by law, BioBlast Pharma disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Investor Relations Contact

Matthew P. Duffy

Managing Director

LifeSci Advisors, LLC

Telephone: +1 212.915.0685 direct

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